SEC LETTER TO SOURCE AGRICULTURE CORP.

Issuer Response to Letter dated April 15, 2024

Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
General

1.      If applicable, please provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.

We do not believe prior performance tables are applicable as the Company and its sponsors have not had any prior programs with similar investment objectives to those set forth in the offering circular.
2. We note your disclosure that you will offer shares via the website: www.sourceagriculture.com. Please disclose how your website meets the requirements of Rule 255(b) of Regulation A or revise your website. Also file your test the waters materials as an exhibit. See Item 17 of Part III of Form 1-A.

The website, sourceagriculture.com, has been modified to comply with the requirements of Rule 255(b).

A copy of the website has been included as a testing-the-waters exhibit to an amended Form 1-A (Form 1-A/A).

3. We note your disclosure that the company will offer shares via the website http://invest.thefinancialstar.com/source-agriculture/lpa-en. Please disclose the relationship between the company and The Financial Star. Also disclose whether The Financial Star is a registered broker dealer and file any agreement between the company and The Financial Star as an exhibit.

A Form 1-A/A has been filed disclosing the relationship between the Company and The Financial Star as follows:

The Financial Star is a potential marketing company for the Offering and is not a registered broker dealer, nor is it acting in that capacity. The Financial Star has created the website cited above at no charge to the Company. The Company anticipates executing a marketing agreement with The Financial Star upon qualification of the Offering.

Exhibits
4. Please file an opinion of counsel that does not carve out Nevada law. For guidance, see section II.A.3.b of Staff Legal Bulletin 19 (CF) dated October 14, 2011.	An opinion of legal counsel that does not carve out Nevada law has been filed as a new Exhibit 12 to the Form 1-A/A.